Exhibit 99.2

ASSURANCE GLOBAL SERVICES LLC

330 Railroad Ave., 2nd Flr.

Greenwich, CT 06830

Tel: 203-979-4607

August 28, 2019

Board of Directors

Computer Task Group, Incorporated

800 Delaware Avenue

Buffalo, NY 14209

Attn: Daniel Sullivan, Chairman of the Board

danjsullivan3@gmail.com

Dear Members of the Board of Directors:

This letter is in response to your July 23, 2019 letter in which you informed Assurance Global Services, LLC (“AGS” or “we”) that the Board of Computer Task Group, Incorporated (“CTG” or the “Company”) does not wish to engage in further dialogue regarding AGS’ interest in acquiring all of the common stock of CTG. We are disappointed by this conclusion and continue to believe that our proposal is compelling and in the best interests of all relevant CTG constituents.

As you know, I am a native of Buffalo, NY, who formed AGS in 2018 to acquire or invest in companies, such as CTG, that can benefit from AGS’ deep investment and operating experience in companies undergoing strategic transitions. Specifically, the experience and interests of AGS and its partners are in the IT, healthcare, financial and business services sectors. Given our familiarity with CTG and the industry generally, we are uniquely positioned to work with Mr. Gydé and his team to transform CTG into a world-class, Buffalo-based IT service leader.

We first evidenced our desire to acquire CTG in a letter to the Chairman of the Board of Directors of CTG dated May 21, 2019. This letter set forth our non-binding proposal pursuant to which, subject to additional due diligence, AGS would acquire all of the outstanding shares of CTG for $5.50-$6.00 in cash. On May 22, 2019, Mr. Gydé sent AGS a non-disclosure agreement with a highly restrictive standstill provision that remains unsigned. Thereafter, without any substantive discussion with AGS, CTG’s Chairman emailed AGS on June 22, 2019 to inform us that our proposal, in the opinion of the Board of Directors, significantly undervalued the Company and would not be in the best interests of CTG’s shareholders at that time. The per share purchase price proposed by AGS in our letter represented a premium of 23%-35% to the closing price of CTG’s common stock on May 20, 2019, the last trading day before the date of our letter.

AGS subsequently submitted an improved non-binding proposal dated July 10, 2019, enhancing the proposed price range to $5.75-$6.00 per share in cash. In this second letter, AGS indicated that it would not seek to include in the definitive acquisition agreement a financing contingency and would accept the inclusion of a robust “go shop” provision to ensure that the shareholders of CTG would have an opportunity to receive a higher price for their shares in the event that other potential purchasers of the Company wished to make a superior proposal. We had also informed the Board of Directors that in order to finance the acquisition of CTG, we had partnered with a world-class family office of an investor with an exemplary multi-decade track record at a top-tier, global private equity firm. Again, without any substantive discussion with AGS, we were notified, in your July 23, 2019 letter referred to above, that our proposal was rejected. The enhanced proposed per share price in our second letter represented a premium of 42%-49% to the closing price of the common stock on July 9, 2019, the last trading day before the date of our letter.

We remain firmly of the view that our proposal provides CTG shareholders with attractive value and certainty compared to the Company’s past plans to improve operating performance, originally outlined in its January 2017 letter to shareholders. If management and the Board possess information that would show the risk-adjusted value of CTG to be greater than our non-binding offer, we are open to receiving the details underlying those projections so that we can, if we consider it appropriate, revise our proposal accordingly.  AGS is willing to execute a non-disclosure agreement containing a standstill that is appropriately revised to protect the interest of both parties and the Company’s shareholders.

AGS is highly confident that our most recently proposed transaction could occur expeditiously, subject to customary due diligence. We believe our proposal is compelling and in the best interests of all constituents, including your shareholders, employees and customers. As a reminder, this letter and proposal constitute a preliminary, non-binding indication of interest in pursuing a negotiated transaction to acquire all of the common stock of the Company and are not intended to create any legally binding obligations.

As an expression of our commitment to move forward with this proposed transaction, and as a courtesy, I wanted to let you know that AGS and Wax Asset Management will be filing a Form 13D with the SEC later today or tomorrow indicating that we have accumulated a 5.7% equity stake in CTG.

We look forward to engaging with you in a constructive dialogue in the pursuit of maximizing value, while reducing risk, for all shareholders.

Sincerely,

/s/ James Lindstrom

James Lindstrom

Managing Member

Assurance Global Services LLC